UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 13, 2024

(Date of Report (Date of earliest event reported))

GRAZE, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6700 Pinecrest Drive, Suite 400 Plano, TX	75024
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

Subsequent to the Form 1-U filed on January 23, 2024, Graze, Inc. (the “Company”) received sufficient stockholder approval for its Fourth Amended and Restated Certificate of Incorporation (the “Restated Certificate”). The Restated Certificate authorized the company to issue up to 8,000,000 shares of Preferred Stock, 1,700,000 shares of Class F Stock, and 30,000,000 shares of Common Stock, with each of the Preferred Stock, Class F Stock, and Common Stock having a par value of $0.0001 per share. Of the Preferred Stock, 2,830,278 shares are designated “Series A Preferred Stock,” and 2,948,063 shares are designated as Series A-1 Preferred Stock. The remaining 2,221,659 shares of Preferred Stock are available to be designated by the Company’s Board of Directors.

EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ Logan Fahey
Logan Fahey, Chief Executive Officer, and Director

Date: March 13, 2024